FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated June 30, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: June 30, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

June 30, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated June 30, 2004

cc:

Press Release

AMS Homecare to ask for shareholder approval to De-List from TSX Venture Exchange.

VANCOUVER, June 30, 2004 - AMS Homecare Inc.(AHC: tsx-v;AHCKF: OTCBB) (http://www.amshomecare.com ) , has disseminated to the shareholders its 2004 Annual General Meeting Circular with proxy.  The company is asking for the approval from shareholders on the following particulars by way of proxy at its annual general meeting on July 26, 2004.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

Management is proposing for adoption an ordinary resolution that the number of directors of the Company be fixed at five.

B.

Appointment of Auditor and Fix Remuneration.

Management is proposing for adoption for the re-appointment of HLB Cinnamon Jang Willoughby, Chartered Accountants, as the Company's auditor until the next annual general meeting of members

C.

Shareholder Approval of Company Option Plan and Approval of Options granted and to be issued.

Management is proposing the approval of the Company Stock Option Plan and for the options granted.

D.

Approval from shareholders to De-list for the TSX Venture Exchange

On March 2004 the Company obtained a listing on the OTC BB. Our Symbol is AHCKF. The Company believes that in the coming months it may be in the interests of shareholders to discontinue its TSX Venture Listing. The Company seeks the shareholders approval to de-list from the TSX Venture Exchange if the Board, in its discretion, determines that it is in the best interests of the Company to do so. The reasons the Company is considering this include the extra cost burden of the dual listing, and the opportunity the OTC BB listing provides to access financings in the US that have been previously announced. In addition, as the Company has indicated in previous annual statements and quarterly statements, it is the Company's view that it has suffered delays and resulting costs and damages as the result of unnecessary difficulties it believes were caused by the TSX Venture in the RTO process. In addition, the Company has encountered other difficulties with the TSX Venture both prior to and since the completion of the RTO listing. The Company has consulted legal counsel regarding this matter and anticipates obtaining a legal opinion as to whether the conduct the Company complains of provides a legal basis for a claim for damages. No decision has been made by the board to commence a lawsuit, and a decision will not be made until a legal opinion has been obtained. If for any of the reasons set out above, or otherwise, the Board determines that it is in the Company's best interests to de-list from TSX Venture, the Company seeks the approval of the shareholders for the Board to de-list the Company from the TSX Venture Exchange at any time as the Board determines appropriate. The Company will continue to maintain its listing on the OTC BB and as such information on the OTCBB can be found on www.otcbb.com)

About AMS Homecare  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300 plus dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this release relating to AMS Homecare Inc. that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company’s most current filed Annual and Interim Reports. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.  The TSX Venture securities market has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.
Mr. Daryl Hixt, Corporate Communication
Telephone: 604-273-5173 ext 121
Facsmile: 604-273-9312
Email: ir@amshomecare.com

Agora Investor Relations Corp.
Web: http://www.agoracom.com (Please View AMS Homecare Forum)
E-mail AHC@agoracom.com

At The Investor Relations Company:

Woody Wallace, Chairman

1-847-296-4200

wwallace@tirc.com